TOKYO AOYAMA AOKI LAW OFFICE

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BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE*

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FILE NO. 82-4750

August 25, 2003

BY AIR MAIL


03029814

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Q.P. CORPORATION
Documents required under Rule 12g-3(2)(b)
for Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Q.P. Corporation (the "Company") with respect to its ADR program, enclose herewith English translations of the documents of which contents were announced by the Company.

1. Brief Note of the Account (Consolidation) for the Interim Period ended May 31, 2003 (dated July 10, 2003);
2. Briefing of the Account (Non-Consolidation) for the Interim Period ended May 31, 2003 (dated July 10, 2003); and
3. Notice of Transfer of Business of Egg Products (dated July 10, 2003).

Yours truly,

Hitoshi Sumiya

Encl.

cc: Q.P. Corporation (w/o document)
The Bank of New York

FILE NO. 82-4750

Q.P. CORPORATION

BRIEF NOTE OF THE ACCOUNT

(CONSOLIDATION)

FOR THE INTERIM PERIOD ENDED MAY 31, 2003

(Translation)

July 10, 2003

BRIEF NOTE OF THE ACCOUNT (CONSOLIDATION) FOR THE INTERIM PERIOD ENDED MAY 31, 2003

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Name and title of representative:	Gohsuke Ohyama President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki General Manager of Administration Division Tel. (03) 3486-3331
Board of directors held for the interim closing:	July 10, 2003
Application of U S GAAP:	Non applied

1. Business results for the interim period ended May 31, 2003 (From December 1, 2002 to May 31, 2003):

(1) Operating results

	Interim period ended May 31, 2003	Interim period ended May 31, 2002	Year ended November 30, 2002
Net sales	¥217,928 million (2.1%)	¥213,434 million (9.1%)	¥434,480 million
Operating income	¥9,646 million (1.0%)	¥9,552 million (11.1%)	¥18,586 million
Ordinary income	¥9,416 million (-4.9%)	¥9,903 million (16.3%)	¥18,262 million
Net income	¥3,753 million (-13.7%)	¥4,351 million (10.2%)	¥9,306 million
Net income per share - primary	¥24.50	¥28.21	¥60.36
Net income per share- diluted	¥22.56	¥25.63	¥55.11

(Notes)

(a) Equity income	¥92 million	¥138 million	¥192 million
(b) Weighted average number of shares	153,212,045 shares	154,280,413 shares	154,186,993 shares

(c) Changes in accounting principles in the current interim period — None

(d) The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of the increase or decrease compared with the previous interim period.

(2) Financial conditions

	Interim period ended May 31, 2003	Interim period ended May 31, 2002	Year ended November 30, 2002
Total assets	¥269,210 million	¥272,398 million	¥270,181 million
Net worth	¥116,825 million	¥112,011 million	¥114,015 million
Net worth to gross capital	43.4%	41.1%	42.2%
Net worth per share	¥762.51	¥726.07	¥744.11
(Note) Number of outstanding shares	153,211,575 shares	154,271,472 shares	153,224,028 shares

(3) Cash flows

	Interim period ended May 31, 2003	Interim period ended May 31, 2002	Year ended November 30, 2002
Net cash provided by operating activities	¥5,026 million	¥4,072 million	¥22,829 million
Net cash used in investing activities	¥-7,350 million	¥-12,437 million	¥-25,388 million
Net cash provided by or used in financing activities	¥832 million	¥-3,725 million	¥-6,897 million
Cash and cash equivalents at end of the interim period or year	¥ 15,440 million	¥14,329 million	¥16,950 million

(4) Scope of consolidated companies and companies accounted for by the equity method

Number of consolidated subsidiaries	44
Number of non-consolidated subsidiaries accounted for by the equity method	0
Number of affiliated companies accounted for by the equity method	4

(5) Change in scope of consolidated companies and companies accounted for by the equity method

Number of newly consolidated companies	1
Number of companies excluded from consolidation	0
Number of companies newly accounted for by the equity method	0
Number of companies excluded from the application of the equity method	0

2. Estimate of operating results for the fiscal year ending November 30, 2003 (From December 1, 2002 to November 30, 2003):

	Year ending November 30, 2003
Net sales	¥445,000 million
Ordinary income	¥18,300 million
Net income	¥8,500 million
(Reference) Estimate of yearly net income per share	¥55.48

Figures of amounts are described by discarding fractions less than one million yen.
The above estimate information is reported based on available information and uncertain factors which may have an effect on the future operating results.
As a result, the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

O.P. CORPORATION

Consolidated Balance Sheets

(Millions of yen)

ASSETS	May 31, 2003	May 31, 2002	November 30, 2002
CURRENT ASSETS:			
Cash and deposits	16,119	15,122	18,034
Notes and accounts receivable	75,659	76,508	74,546
Securities	27	27	27
Inventories	17,280	19,901	18,591
Deferred tax assets	2,397	2,707	2,590
Other	3,482	4,771	2,858
Allowance for doubtful accounts	(812)	(1,072)	(1,042)
Total current assets	114,154	117,967	115,606
FIXED ASSETS:			
Tangible fixed assets			
Buildings and structures	104,790	96,871	100,616
Machinery, equipment and transportation equipment	105,374	99,587	102,975
Land	38,238	37,960	38,228
Construction in progress	3,336	3,305	4,619
Other	6,872	6,657	6,869
Accumulated depreciation	(136,947)	(129,731)	(133,038)
Total tangible fixed assets	121,665	114,650	120,271
Intangible fixed assets			
Consolidation adjustment accounts	144	-	135
Other	2,597	2,169	2,422
Total Intangible fixed assets	2,741	2,169	2,558
Investments and other assets			
Investment in securities	15,565	19,433	15,780
Deferred tax assets	3,614	5,786	4,077
Other	11,718	12,700	12,178
Allowance for doubtful accounts	(249)	(311)	(292)
Total investments and other assets	30,648	37,609	31,744
Total fixed assets	155,055	154,429	154,573
DEFERRED ASSETS:			
Bond discounts	0	0	0
Total deferred assets	0	0	0
Total assets	269,210	272,398	270,181

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	May 31, 2003	May 31, 2002	November 30, 2002
CURRENT LIABILITIES:			
Notes and accounts payable	43,944	44,958	46,694
Short-term loans payable	18,843	18,872	17,268
Current portion of bonds	1,000	-	-
Accounts payable-other	23,549	22,893	24,190
Accrued income taxes	3,220	4,402	2,769
Reserve for sales rebates	2,036	2,680	1,763
Reserve for bonuses	2,082	2,244	2,125
Deferred tax liabilities	19	-	-
Other	4,288	2,527	4,539
Total current liabilities	98,986	98,579	99,350
LONG-TERM LIABILITIES:			
Bonds	500	1,500	1,500
Convertible bonds	18,629	18,629	18,629
Long-term loans payable	13,058	13,940	12,844
Deferred tax liabilities	23	100	101
Reserve for retirement benefits	4,773	10,479	5,952
Reserve for directors' and corporate auditors' retirement	1,370	2,560	2,702
Consolidation adjustment accounts	-	2	-
Other	1,683	1,770	1,743
Total long-term liabilities	40,038	48,982	43,474
Total liabilities	139,024	147,562	142,824
MINORITY INTERESTS	13,360	12,823	13,340
SHAREHOLDERS' EQUITY:			
Capital stock	-	24,104	24,104
Capital surplus reserve	-	29,418	29,418
Consolidated retained earnings	-	60,070	64,088
Unrealized valuation gain on other securities – net	-	507	124
Cumulative foreign currency translation adjustments	-	(859)	(1,447)
Treasury stock	-	(1,229)	(2,272)
Capital stock	24,104	-	-
Capital surplus	29,418	-	-
Earned surplus	66,835	-	-
Unrealized valuation gain on other securities – net	387	-	-
Cumulative foreign currency translation adjustments	(1,635)	-	-
Treasury stock	(2,284)	-	-
Total shareholders' equity	116,825	112,011	114,015
Total liabilities, minority interests and shareholders' equity	269,210	272,398	270,181

Q.P. CORPORATION

Consolidated Statements of Income

(Millions of yen)

	Interim period ended May 31, 2003	Interim period ended May 31, 2002	Year ended November 30, 2002
NET SALES	217,928	213,434	434,480
COST OF SALES	163,005	157,624	322,022
Gross profit	54,923	55,809	112,457
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	45,277	46,257	93,871
Operating income	9,646	9,552	18,586
NON-OPERATING INCOME:			
Interest income and dividend receivable	219	340	603
Equity income	92	138	192
Amortization of consolidation adjustment accounts	-	-	3
Other	215	671	589
NON-OPERATING EXPENSES:			
Interest expense	380	491	904
Other	377	306	808
Ordinary income	9,416	9,903	18,262
EXTRAORDINARY GAINS:			
Gain on sales of fixed assets	8	112	136
Gain on return of the entrusted government's portion of the welfare pension fund	-	-	4,034
Other	342	198	922
EXTRAORDINARY LOSSES:			
Loss on sales and disposal of fixed assets	226	283	761
Write-down of investment in securities	1,044	285	2,094
Other	480	484	1,733
Net income before income taxes and minority interests	8,015	9,162	18,766
Income taxes	3,429	4,777	6,556
Income taxes deferred	391	(485)	1,678
Minority interests	440	517	1,225
Net income	3,753	4,351	9,306

Q.P. CORPORATION

Consolidated Statements of Shareholders' Equity

(Millions of yen)

	Interim period ended May 31, 2003	Interim period ended May 31, 2002	Year ended November 30, 2002
CONSOLIDATED RETAINED EARNINGS AT BEGINNING OF THE YEAR	-	56,781	56,781
DECREASE OF CONSOLIDATED RETAINED EARNINGS:			
Cash dividends	-	925	1,851
Directors' and corporate auditors' bonuses	-	117	127
Loss of newly consolidated subsidiaries	-	18	20
Decrease of consolidated retained earnings	-	1,062	1,999
NET INCOME	-	4,351	9,306
CONSOLIDATED RETAINED EARNINGS AT END OF THE INTERIM PERIOD, OR YEAR	-	60,070	64,088
CAPITAL SURPLUS:			
CAPITAL SURPLUS AT BEGINNING OF THE YEAR	29,418	-	-
CAPITAL SURPLUS AT END OF THE INTERIM PERIOD, OR YEAR	29,418	-	-
EARNED SURPLUS:			
EARNED SURPLUS AT BEGINNING OF THE YEAR	64,088	-	-
INCREASE OF EARNED SURPLUS:			
Net income	3,753	-	-
Gain of merger of consolidated subsidiary	35	-	-
Increase of earned surplus	3,789	-	-
DECREASE OF EARNED SURPLUS:			
Cash dividends	919	-	-
Directors' and corporate auditors' bonuses	123	-	-
Decrease of earned surplus	1,042	-	-
EARNED SURPLUS AT END OF THE INTERIM PERIOD, OR YEAR	66,835	-	-

Q.P. CORPORATION

Consolidated Statements of Cash Flows

(Millions of yen)

	Interim period ended May 31, 2003	Interim period ended May 31, 2002	Year ended November 30, 2002
I. CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income before income taxes and minority interests	8,015	9,162	18,766
Adjustment to reconcile net income before income taxes and minority interests to net cash provided by (used in) operating activities:			
Depreciation and amortization	6,128	5,916	12,371
Amortization of consolidation adjustment accounts	16	1	(4)
Equity income	(92)	(138)	(192)
Write-down of investment in securities	1,044	285	2,094
Write-down of golf course memberships	22	72	52
Increase (decrease) in reserve for retirement benefits	(1,170)	337	(4,184)
Increase (decrease) in reserve for directors' and corporate auditors' retirement	(1,332)	135	278
Increase (decrease) in reserve for sales rebates	273	730	(186)
Increase (decrease) in reserve for bonuses	(42)	46	(73)
Decrease in allowance for doubtful accounts	(270)	(614)	(662)
Interest income and dividend receivable	(219)	(340)	(603)
Interest expense	380	491	904
Loss on sales of securities	-	24	24
Gain on sales of investment in securities	(6)	(41)	(67)
Loss on sales and disposal of fixed assets	218	171	625
Increase in notes and accounts receivable	(1,166)	(5,249)	(3,439)
(Increase) decrease in inventories	1,265	(723)	562
Increase (decrease) in notes and accounts payable	(2,768)	2,927	4,705
Decrease in accounts payable-other	(1,126)	(2,027)	-
Increase (decrease) in accrued consumption taxes	320	(87)	(228)
Decrease in accrued expenses	(1,243)	(1,966)	-
Directors' and corporate auditors' bonuses paid	(123)	(117)	(127)
Directors' and corporate auditors' bonuses payment charged to minority shareholders	(47)	(46)	(46)
Other	109	(1,425)	(840)
Sub total	8,184	7,525	29,729
Interest income and dividends received	223	392	688
Interest paid	(402)	(497)	(914)
Income taxes paid	(2,978)	(3,349)	(6,674)
Net cash provided by operating activities	5,026	4,072	22,829

	Interim period ended May 31, 2003	Interim period ended May 31, 2002	Year ended November 30, 2002
II. CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of securities	-	-	(14)
Sales of securities	-	137	151
Purchase of tangible fixed assets	(6,880)	(10,254)	(22,555)
Purchase of intangible fixed assets	(556)	(374)	(922)
Purchase of investment in securities	(851)	(1,847)	(3,717)
Sales of investment in securities	93	248	2,877
Loans receivables made	(121)	(308)	(1,890)
Collection of loans receivables	93	101	878
Disbursements for deposit money in bank	(350)	(359)	(979)
Withdrawal of time deposits	505	363	686
Other	717	(143)	95
Net cash used in investing activities	(7,350)	(12,437)	(25,388)
III. CASH FLOWS FROM FINANCING ACTIVITIES			
Borrowing on short-term loans	47,997	51,599	99,515
Repayment of short-term loans	(46,723)	(52,547)	(102,670)
Borrowing on long-term loans	3,316	4,861	6,468
Repayment of long-term loans	(2,782)	(2,172)	(3,070)
Redemption of bonds and convertible bonds	-	(4,647)	(4,647)
Paid in from minority shareholders	50	301	596
Cash dividends paid	(919)	(925)	(1,851)
Cash dividends paid to minority shareholders	(93)	(160)	(160)
Repurchase of treasury stock	(11)	-	(1,078)
Other	-	(34)	-
Net cash provided by (used in) financing activities	832	(3,725)	(6,897)
IV. EFFECTS OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(35)	22	9
V. DECREASE IN CASH AND CASH EQUIVALENTS	(1,527)	(12,068)	(9,447)
VI. CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	16,950	24,128	24,128
VII. INCREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM NEWLY CONSOLIDATED SUBSIDIARIES	-	2,269	2,269
VIII. INCREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM MERGER OF CONSOLIDATED SUBSIDIARY	17	-	-
IX. CASH AND CASH EQUIVALENTS AT END OF THE INTERIM PERIOD, OR YEAR	15,440	14,329	16,950

BASIS OF PREPARATIONS FOR INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Figures of amounts are described by discarding fractions less than one million yen.

(1) CONSOLIDATED SUBSIDIARIES

The Company established Sai Delica Co., Ltd. as a consolidated subsidiary. Thereby, consolidated subsidiaries comprise forty-four companies in the current interim period.

The significant consolidated subsidiaries are K.R.S. Corporation, Q.P. Egg Corporation, Deria Foods Co., Ltd., Kanae Foods Co., Ltd. and Zenno Q.P. Egg Station Co., Ltd..

Non-consolidated subsidiaries comprise fourteen companies.

The significant non-consolidated subsidiaries are QTIS Corporation and Osaka San-ei Logistics Corporation. These companies are excluded from the consolidation, because their total amounts of assets, sales, net income (equal to the equity share), and earned surplus (equal to the equity share) do not have a significant effect on the total consolidated amounts of assets, sales, net income, and earned surplus.

(2) APPLICATION OF THE EQUITY METHOD

The equity method is applied to the investments in four affiliated companies. The significant companies are AOHATA Corporation and Summit Oil Mill Co., Ltd.. The investments in fourteen non-consolidated subsidiaries including QTIS Corporation and in ten affiliated companies including Thai Q.P. Co., Ltd. not to be accounted for by the equity method, are stated at cost, because the amounts calculated by the application of the equity method do not have a significant effect on the total consolidated net income and earned surplus.

(3) INTERIM CLOSING DATE OF CONSOLIDATED SUBSIDIARIES

The interim closing date of the Company and K.R.S. Corporation is May 31, Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. is June 30, and the others is March 31. The subsidiaries with the closing date of June 30 are consolidated based on their temporary financial statements at May 31. The subsidiaries with the closing date of March 31 are consolidated based on the financial statements at their balance sheet date and significant transactions for the period from April 1 to May 31 are reflected in the interim consolidated financial statements.

(4) SIGNIFICANT ACCOUNTING POLICIES

a. Valuation basis and valuation methods for significant assets

Securities

1. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.
2. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences are stated in shareholders' equity as unrealized valuation gain (loss) on other securities. When sold, cost of sales is determined by the moving average method.

   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.

Hedge accounting is adopted for derivative financial instruments which conform to the requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are principally stated at monthly moving average cost.

Some joint products are stated at retail periodic average cost.

b. Depreciation for depreciable assets

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method except for the following assets.

Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life and scrap value.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life and scrap value.

Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for significant reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on a proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for retirement benefits

Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis at end of the current interim period based on the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year.

Shortage of effects of the amendments on the application of the new accounting standards for retirement benefits, occurring in the consolidated subsidiary K.R.S Corporation (which is registered on Second Section of Tokyo Stock Exchange) is to be amortized equally over five years.

Actuarial gains or losses are amortized by the straight-line method over twelve years based on the average remaining employees' service years, and their amortizations will start in the next year of the respective accrual years.

Retirement benefit systems of the Company and subsidiaris consist of a tax-qualified pension system, a welfare pension system, and a retirement lump-sum grants system.

(Additional information)

For the purpose of return of a role as an agent regarding the operations of welfare pension fund, the relinquishment of the entrusted government's portion of retirement benefit obligations and the exemption of future payment obligations, the Company and some consolidated subsidiaries applied to the Minister of Health, Labour and Welfare to obtain permission of them and were officially approved on the date of October 1, 2002.

Thereby, the Company and some subsidiaries considered the above date to be the returned date according to the transitional measures of Article 47-2 of "Practical Guideline of Accounting for Retirement Benefit (Interim Report)" of Accounting Committee Report No.13 published by the JICPA and recognized the relinquishment of the obligations and the related pension fund assets. The amounts of pension fund assets to be returned were ¥ 14,252 million at end of the current interim period.

Reserve for directors' and corporate auditors' retirement

The Company and consolidated subsidiaries provide a reserve for directors' and corporate auditors' retirement at 100% of estimated amounts payable at end of the current interim period according to each company's bylaw.

d. Deferred assets

Bond discounts are deferred, and amortized over seven years by the straight-line method.

e. Accounting for significant lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

f. Significant hedge accounting

1. Deferral hedge is adopted in hedge accounting.
   Designation transactions are applied to debts and credits in foreign currency which conform to the requirements of hedge accounting.
2. Hedge instruments are forward exchange contracts.
3. Hedge items are purchase transactions in foreign currencies.
4. The Company enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate and never makes use of them for the purpose of speculative transactions.
5. Assessment of the effectiveness of hedge accounting
   Control procedures of hedge transactions are executed according to each company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

g. Accounting for consumption taxes

Consumption taxes are recorded in separate accounts.

h. Tax effect accounting

The Company and some consolidated subsidiaries adopt a tax effect accounting, a so called the simple method that those companies rationally estimated an effective tax rate gotten by dividing yearly estimated tax expenses by yearly estimated net income before taxes, calculated by multiplying interim net income before taxes by the above tax rate, and as a result, tax adjustment amounts calculated like that are included in income taxes.

The consolidated subsidiaries excluding the above adopt the general rule which distinguish tax expenses for tax purpose and tax adjustment amounts.

The amendment of portion of Local Tax Law (Cabinet Order No.9 promulgated on 2003) was officially announced on March 31, 2003.

Relating to the calculation of estimated effective tax rate, the statutory tax rate which is used to calculate long transitory differences decreased from 42.0% to 40.7%.

The effect which this change has on the current interim consolidated financial statement, is immaterial.

i. The Regulations concerning the Terminology, Forms and Preparation Methods of the Interim Consolidated Financial Statements were revised, and consequently the shareholders' equity of interim consolidated balance sheet and interim consolidated statement of shareholders' equity are complied in accordance with the revised regulations.

(5) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in hand, bank deposits which can be withdrawn freely and easily converted into money, and short-term investments which have an original maturity of three months or less and are not exposed to significant valuation risks.

(Additional information)

The Company applied the Accounting Standard for Net Income per Share (Accounting Standard No.2) and the Guideline for Accounting Standard Application for Net Income per Share (Accounting Standard Application Guideline No.4).

The effect on net income per share is immaterial.

NOTES TO CONSOLIDATED BALANCE SHEETS

	Millions of yen		
	May 31, 2003	May 31, 2002	November 30, 2002
(1) Contingent liabilities (guarantees)	1,455	2,295	2,111
(2) Treasury stock	2,252,940 shares	1,193,043 shares	2,240,487 shares
(Including treasury stock for stock option granted)	(1,140,000 shares)	(1,140,000 shares)	(1,140,000 shares)
(3) Pledged assets and secured debts			
Pledged assets			
Time deposits	150	150	150
Accounts receivable and inventories	337	1,931	293
Tangible fixed assets	16,063	19,507	16,454
Total	16,550	21,589	16,898
Secured debts			
Accounts payable and accounts payable – other	46	173	100
Short-term loans payable	3,041	3,706	3,842
Long-term loans payable	3,906	6,243	4,741
Bonds	300	300	300
Total	7,294	10,423	8,984

NOTES TO CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen		
	May 31, 2003	May 31, 2002	November 30, 2002
Research and development costs included in general and administrative expenses	1,262	1,238	2,422

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents comprise as follows:

	Millions of yen		
	May 31, 2003	May 31, 2002	November 30, 2002
Cash and deposits	16,119	15,122	18,034
(Deduction)			
Time deposits with maturity over three months	(679)	(793)	(1,083)
Cash and cash equivalents	15,440	14,329	16,950

LEASE TRANSACTIONS

(1) Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees

Interim period ended May 31, 2003

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties .

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transportation equipment	9,437	4,340	5,097
Tangible fixed assets-Other	7,626	4,299	3,328
Computer software	212	115	97
Total	17,276	8,754	8,522

b. Future lease payments

Due within one year	¥ 3,021 million
Due over one year	¥ 5,270 million
Total	¥ 8,291 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 1,903 million
Depreciation expense	¥ 1,772 million
Estimated interest expense	¥ 127 million

d. Method of depreciation

Depreciation is calculated by the straight-line method considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Interim period ended May 31, 2002

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transportation equipment	9,990	5,321	4,668
Tangible fixed assets-Other	7,261	3,718	3,542
Computer software	136	59	77
Total	17,388	9,099	8,288

b. Future lease payments

Due within one year	¥ 3,168 million
Due over one year	¥ 6,152 million
Total	¥ 9,321 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 1,830 million
Depreciation expense	¥ 1,631 million
Estimated interest expense	¥ 131 million

d. Method of depreciation

Depreciation is calculated by the straight-line method considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Year ended November 30, 2002

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Machinery, equipment and transportation equipment	10,568	5,715	4,853
Tangible fixed assets-Other	7,929	4,556	3,373
Computer software	137	74	63
Total	18,635	10,346	8,289

b. Future lease payments

Due within one year	¥ 2,986 million
Due over one year	¥ 5,286 million
Total	¥ 8,272 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 3,504 million
Depreciation expense	¥ 3,256 million
Estimated interest expense	¥ 253 million

d. Method of depreciation

Depreciation is calculated by the straight-line method considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

(2) Operating lease transactions

Interim period ended May 31, 2003

Future lease payments

Due within one year	¥ 126 million
Due over one year	¥ 384 million
Total	¥ 511 million

Interim period ended May 31, 2002

Future lease payments

Due within one year	¥ 47 million
Due over one year	¥ 211 million
Total	¥ 259 million

Year ended November 30, 2002

Future lease payments

Due within one year	¥ 80 million
Due over one year	¥ 376 million
Total	¥ 456 million

SECURITIES

Interim period ended May 31, 2003

Securities

1. Held-to-maturity bonds with fair value

(Millions of yen)

Description	Book value	Fair value	Unrealized gain (loss)
(1) Other	-	-	-
Total	-	-	-

2. Other securities with fair value

(Millions of yen)

Description	Acquisition cost	Book value	Unrealized gain (loss)
(1) Stocks	7,936	8,602	665
(2) Other	41	33	(8)
Total	7,978	8,635	656

(Note) The Company wrote down by ¥ 1,044 million against securities with a remarkable decline in the value of investment. This amount was disclosed as Extraordinary losses.

3. Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1) Held-to-maturity bonds		
Domestic bonds of private placement	12	
Other	27	
(2) Other securities		
Unlisted stocks (except for over-the-counter securities)	2,703	
Other	19	

Interim period ended May 31, 2002

Securities

1. Held-to-maturity bonds with fair value

(Millions of yen)

Description	Book value	Fair value	Unrealized gain (loss)
(1) Bonds	-	-	-
(2) Other	2,489	2,492	2
Total	2,489	2,492	2

2. Other securities with fair value

(Millions of yen)

Description	Acquisition cost	Book value	Unrealized gain (loss)
(1) Stocks	9,823	10,711	888
(2) Bonds	30	22	(8)
Total	9,853	10,733	879

(Note) The Company wrote down by ¥ 285 million against securities with a remarkable decline in the value of investment. This amount was disclosed as Extraordinary losses.

3. Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1) Held-to-maturity bonds		
Domestic bonds of private placement	15	
(2) Other securities		
Unlisted stocks (except for over-the-counter securities)	2,431	
Other	4	

Year ended November 30, 2002

Securities

1. Held-to-maturity bonds with fair value

(Millions of yen)

Description	Book value	Fair value	Unrealized gain (loss)
(1) Bonds	-	-	-
(2) Other	27	27	-
Total	27	27	-

2. Other securities with fair value

(Millions of yen)

Description	Acquisition cost	Book value	Unrealized gain (loss)
(1) Stocks	9,192	9,413	221
(2) Bonds	42	36	(6)
Total	9,235	9,450	214

(Note) The Company wrote down by ¥2,018 million against securities with a remarkable decline in the value of investment. This amount was disclosed as Extraordinary losses.

3. Principal securities with no fair value

(Millions of yen)

	Book value	Remarks
(1) Held-to-maturity bonds		
Domestic bonds of private placement	12	
(2) Other securities		
Unlisted stocks (except for over-the-counter securities)	2,408	
Other	19	

DERIVATIVE FINANCIAL TRANSACTIONS

1.Forward exchange contracts, option contracts and currency swap agreements

(Millions of yen)

Classification	Description	May 31, 2003			May 31, 2002			November 30, 2002		
		Contract amount	Fair Value	Unrealized gain(loss)	Contract amount	Fair value	Unrealized gain(loss)	Contract amount	Fair value	Unrealized gain(loss)
Non-market transactions	Forward exchange contracts Purchase USD	2,663	2,877	213	3,218	3,595	376	2,934	3,183	248
	Option contracts Purchase Put USD	4,071	3,932	(138)	-	-	-	4,071	3,898	(172)
	Purchase Call USD	1,357	1,486	129	-	-	-	1,357	1,494	137
	Currency swap agreements Purchase USD	5,853	30	30	5,853	101	101	5,853	48	48
Total		13,945	8,327	235	9,071	3,696	478	14,216	8,624	261

(Notes)

1. Basis of fair value
   (1) Fair value of forward exchange contracts is made use of future rate quoted by Financial Institutions.
   (2) Fair value of option contracts is based on the price quoted by Financial Institutions.
   (3) Fair value of currency swaps is based on the price quoted by Financial Institutions.
2. Derivative financial transactions, for which hedge accounting is applied, are excluded from the above table.

2.Interest rate swap agreements

(Millions of yen)

Classification	Description	May 31, 2003			May 31, 2002			November 30, 2002		
		Contract amount	Fair value	Unrealized gain(loss)	Contract amount	Fair value	Unrealized gain(loss)	Contract amount	Fair value	Unrealized gain(loss)
Non-market transactions	Interest rate swap Floating rate receipt, fixed rate payment	1,100	(26)	(26)	1,100	(39)	(39)	1,100	(33)	(33)
Total		1,100	(26)	(26)	1,100	(39)	(39)	1,100	(33)	(33)

(Notes)

1. Fair value is based on the price quoted by Financial Institutions.
2. Derivative financial transactions, for which hedge accounting is applied, are excluded from the above table.

SEGMENT INFORMATION

(1) Segment information of business line

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Interim period ended May 31, 2003					
1.Sales and operating income					
Sales					
(1) Sales to customers	178,490	39,438	217,928	-	217,928
(2) Internal sales or transfers to/from segments	6	12,036	12,043	(12,043)	-
Total	178,497	51,474	229,972	(12,043)	217,928
Operating expenses	168,016	49,601	217,618	(9,336)	208,282
Operating income	10,480	1,872	12,353	(2,707)	9,646

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Interim period ended May 31, 2002					
1.Sales and operating income					
Sales					
(1) Sales to customers	174,299	39,135	213,434	-	213,434
(2) Internal sales or transfers to/from segments	20	11,999	12,019	(12,019)	-
Total	174,319	51,134	225,454	(12,019)	213,434
Operating expenses	163,936	49,168	213,105	(9,223)	203,882
Operating income	10,383	1,965	12,348	(2,796)	9,552

(Millions of yen)

	Foodstuffs	Distribution	Total	Elimination and/or addition	Consolidated
Year ended November 30, 2002					
1.Sales and operating income					
Sales					
(1) Sales to customers	355,616	78,863	434,480	-	434,480
(2) Internal sales or transfers to/from segments	27	25,046	25,073	(25,073)	-
Total	355,643	103,909	459,553	(25,073)	434,480
Operating expenses	335,654	99,675	435,330	(19,436)	415,893
Operating income	19,988	4,234	24,222	(5,636)	18,586

(Notes)

a. Methods determining business segments

Business segments are classified based on business line.

b. Main products of each business segment

Business segment	Main Products
Foodstuffs	Mayonnaise and dressings, Canned and retort foods, Egg products, Healthcare products, Vegetables and salads
Distribution	Storage and transportation

c. Operating expenses unable to be allocated to segments, mainly belong to general control division in the head office of the Company.

Those amounts included in Elimination and/or addition on the column of the above table, are ¥ 2,865 million, ¥ 2,796 million, and ¥ 5,636 million for the interim period ended May 31, 2003 and 2002 and for the year ended November 30, 2002, respectively.

(2) Geographical business

Segment information of the geographical business is not disclosed since the proportion of domestic sales in the interim period ended May 31, 2003 and 2002 and for the year ended November 30, 2002, exceeds 90% to the total amount of segment sales, respectively.

(3) Overseas sales amounts

Segment information of overseas sales amounts is not disclosed since the overseas sales amounts in the interim period ended May 31, 2003 and 2002 and for the year ended November 30, 2002, is less than 10% of consolidated sales, respectively.

DESCRIPTION OF PRODUCTION, PRODUCTION BUSINESS UNDER CONTRACT RECEIVED, AND SALES

1.Production results

(Millions of yen)

Business segment	Interim period ended May 31, 2003	
		Percentage to the interim period ended May 31, 2002
Foodstuffs	97,503	109.0%
Total	97,503	109.0%

(Note) Production activity is not conducted in Distribution business.

2.Purchasing results

(Millions of yen)

Business segment	Interim period ended May 31, 2003	
		Percentage to the interim period ended May 31, 2002
Foodstuffs	32,161	92.2%
Distribution	3,156	106.2%
Total	35,318	93.3%

3.Production business under contract received

The company and subsidiaries do not conduct production business under contract received.

4.Sales results

(Millions of yen)

Business segment	Line of products	Interim period ended May 31, 2003	Interim period ended May 31, 2002	Year ended November 30,2002
Foodstuffs	Mayonnaise and dressings	55,915	55,501	110,637
	Canned and retort foods	26,305	26,841	52,754
	Egg products	41,523	38,502	82,670
	Healthcare products	6,306	6,955	13,333
	Vegetables and salads	48,439	46,498	96,220
	Sub-total	178,490	174,299	355,616
Distribution	Storage and transportation	39,438	39,135	78,863
Total		217,928	213,434	434,480

FILE NO. 82-4750

Q.P. CORPORATION

BRIEFING OF THE ACCOUNT

(NON-CONSOLIDATION)

FOR THE INTERIM PERIOD ENDED MAY 31, 2003

(Translation)

July 10, 2003

BRIEFING OF THE ACCOUNT (NON-CONSOLIDATED) FOR THE INTERIM PERIOD ENDED MAY 31, 2003

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www.kewpie.co.jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Name and title of representative:	Gohsuke Ohyama President and Representative Director
Contact for inquiries:	Katsuhiko Sasaki General Manager of Administration Division Tel.(03)3486-3331
Board of directors held for the interim closing:	July 10, 2003

The Company makes interim dividends

The unit of shares for one vote is 100 shares.

Beginning date on payment of interim dividend:	August 5, 2003

1. Business results for the interim period ended May 31, 2003 (From December 1, 2002 to May 31, 2003):

(1) Operating results

	Interim period ended May 31, 2003	Interim period ended May 31, 2002	Year ended November 30, 2002
Net sales	¥ 135,145 million (0.6%)	¥ 134,351 million (3.2%)	¥ 271,208 million
Operating income	¥ 5,972 million (-1.3%)	¥ 6,051 million (7.8%)	¥ 10,457million
Ordinary income	¥ 6,658 million (6.2%)	¥ 6,271 million (6.0%)	¥ 10,582 million
Net income	¥ 3,362 million (9.3%)	¥ 3,075 million (-8.4%)	¥ 6,030 million
Net income per share	¥ 21.95	¥19.93	¥ 39.11

(Notes)

1. Weighted average number of shares	153,212,045 shares	154,280,413 shares	154,186,993 shares

2. Changes in accounting principles in the current interim period None

3. The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of the increase or decrease compared with the previous interim period.

(2) Dividend per share

	Interim period ended May 31, 2003	Interim period ended May 31, 2002	Year ended November 30, 2002
Interim dividend	¥ 6.00	¥ 6.00	-
Annual dividend	-	-	¥ 12.00

(3) Financial conditions

	Interim period ended May 31, 2003	Interim period ended May 31, 2002	Year ended November 30, 2002
Total assets	¥ 188,401 million	¥ 187,796 million	¥ 186,656 million
Net worth	¥ 108,481 million	¥ 105,223 million	¥ 105,794 million
Net worth to gross capital	57.6%	56.0%	56.7%
Net worth per share	¥ 708.05	¥ 682.07	¥ 690.46

(Notes)

1.Number of outstanding shares at end of the respective periods:

May 31, 2003	155,464,515 shares
May 31, 2002	155,464,515 shares
November 30, 2002	155,464,515 shares

2.Number of treasury stock at end of the respective periods:

May 31, 2003	2,252,940 shares
May 31, 2002	1,193,043 shares
November 30, 2002	2,240,487 shares

2. Estimate of operating results for the fiscal year ending November 30, 2003 (From December 1, 2002 to November 30, 2003):

	Year ending November 30, 2003
Net sales	¥ 275,000 million
Ordinary income	¥ 11,400 million
Net income	¥ 6,100 million
Dividend per share for the year	¥ 12.00
(at end of the year)	¥ 6.00
(Reference) Estimate of yearly net income per share	¥ 39.81

Figures of amounts are described by discarding fractions less than one million yen.
The above estimate information is reported based on available information and uncertain factors which may have an effect on the future operating results.
As a result, the estimate of operating results may differ significantly from the actual operating results due to uncertain various factors.

Q.P. CORPORATION

Non-Consolidated Balance Sheets

(Millions of yen)

ASSETS	May 31, 2003	May 31, 2002	November 30, 2002
CURRENT ASSETS:			
Cash and deposits	9,934	4,817	9,834
Notes	1,088	959	1,029
Accounts receivable	43,673	43,731	42,489
Inventories	11,052	13,441	12,918
Short-term loans receivable	19,405	15,665	16,961
Deferred tax assets	1,027	1,183	1,027
Other	2,763	2,599	2,414
Allowance for doubtful accounts	(65)	(255)	(64)
Total current assets	88,881	82,142	86,612
FIXED ASSETS:			
Tangible fixed assets			
Buildings and structures	25,569	24,276	25,301
Machinery and equipment	17,016	15,793	16,960
Land	15,859	15,856	15,856
Construction in progress	1,840	2,707	2,285
Other	2,735	2,675	2,753
Total tangible fixed assets	63,020	61,309	63,156
Intangible fixed assets	1,412	1,339	1,394
Investments and other assets			
Investment in securities	10,658	14,358	9,547
Stocks of subsidiaries and affiliated companies	18,559	18,472	19,443
Deferred tax assets	1,480	3,068	1,703
Other	4,881	7,307	5,404
Allowance for doubtful accounts	(492)	(201)	(606)
Total investments and other assets	35,087	43,004	35,493
Total fixed assets	99,520	105,654	100,044
Total assets	188,401	187,796	186,656

LIABILITIES AND SHAREHOLDERS' EQUITY	May 31, 2003	May 31, 2002	November 30, 2002
CURRENT LIABILITIES:			
Accounts payable	28,432	27,197	28,598
Short-term loans payable	4,981	4,238	4,740
Accounts payable-other	10,155	10,389	10,743
Accrued income taxes	2,050	2,375	768
Reserve for sales rebates	2,036	2,517	1,763
Reserve for bonuses	653	634	277
Other	3,115	1,972	3,477
Total current liabilities	51,426	49,325	50,370
LONG-TERM LIABILITIES:			
Convertible bonds	18,629	18,629	18,629
Long-term loans payable	1,972	2,236	2,104
Reserve for retirement benefits	369	5,777	1,649
Reserve for directors' and corporate auditors' retirement	674	1,161	1,264
Other	6,848	5,443	6,844
Total long-term liabilities	28,493	33,247	30,490
Total liabilities	79,920	82,573	80,861
SHAREHOLDERS' EQUITY:			
Capital stock	-	24,104	24,104
Capital surplus reserve	-	29,418	29,418
Earned surplus reserve	-	3,115	3,115
Voluntary retained earnings	-	45,417	45,417
Unappropriated retained earnings	-	4,185	6,215
Unrealized valuation gain (loss) on other securities – net	-	211	(203)
Treasury stock	-	(1,229)	(2,272)
Capital stock	24,104	-	-
Capital surplus	29,418	-	-
Capital surplus reserve	29,418	-	-
Earned surplus	57,137	-	-
Earned surplus reserve	3,115	-	-
Voluntary retained earnings	49,590	-	-
Unappropriated retained earnings	4,431	-	-
Unrealized valuation gain on other securities – net	105	-	-
Treasury stock	(2,284)	-	-
Total shareholders' equity	108,481	105,223	105,794
Total liabilities and shareholders' equity	188,401	187,796	186,656

Q.P. Corporation

Non-Consolidated Statements of Income

(Millions of yen)

	Interim period ended May 31, 2003	Interim period ended May 31, 2002	Year ended November 30, 2002
NET SALES	135,145	134,351	271,208
COST OF SALES	93,689	92,023	186,953
Gross profit	41,456	42,327	84,255
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	35,483	36,276	73,798
Operating income	5,972	6,051	10,457
NON-OPERATING INCOME:			
Interest income and dividend receivable	1,001	550	828
Other	101	112	195
NON-OPERATING EXPENSES:			
Interest expense	150	185	343
Other	265	257	555
Ordinary income	6,658	6,271	10,582
EXTRAORDINARY GAINS:			
Gain on return of the entrusted government's portion of the welfare pension fund	-	-	3,092
Other	113	68	426
EXTRAORDINARY LOSSES:			
Loss on disposal of fixed assets	150	204	598
Write-down of investment in securities	974	273	2,059
Other	68	55	655
Net income before income taxes	5,578	5,805	10,788
Income taxes	2,215	2,730	2,935
Income taxes deferred	-	-	1,821
Net income	3,362	3,075	6,030
Retained earnings at beginning of the year	1,068	1,110	1,110
Interim dividends	-	-	925
Unappropriated retained earnings	4,431	4,185	6,215

1. SIGNIFICANT ACCOUNTING POLICIES

Figures of amounts are described by discarding fractions less than one million yen.

a. Valuation basis and valuation methods for significant assets

Securities

1. Stocks of subsidiaries and affiliated companies are stated at moving average cost.
2. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences are stated in shareholders' equity as unrealized valuation gain (loss) on other securities. When sold, cost of sales is determined by the moving average method.

   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.

Hedge accounting is adopted for derivative financial instruments which conform to the requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are principally stated at monthly moving average cost.

Some joint products are stated at retail periodic average cost.

b. Depreciation of fixed assets

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method except for the following assets.

Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life and scrap value.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted for useful life and scrap value.

Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life for internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for significant reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is provided for on the amounts calculated by an estimated uncollectible rate to general credits in consideration of the past actual bad debt losses, plus on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on a proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for retirement benefits

Reserve for retirement benefits is provided for at the necessary amounts on an accrual basis at end of the current interim period based on the estimated retirement benefit obligations and pension fund assets at end of the current fiscal year.

Actuarial gains or losses are amortized by the straight-line method over twelve years based on the average remaining employees' service years, and their amortizations will start in the next year of the respective accrual years.

Retirement benefit systems of the Company consist of a tax-qualified pension system and a welfare pension system.

(Additional information)

For the purpose of return of a role as an agent regarding the operations of welfare pension fund, the relinquishment of the entrusted government's portion of retirement benefit obligations and the exemption of future payment obligations, the Company applied to the Minister of Health, Labour and Welfare to obtain permission of them and was officially approved on the date of October 1, 2002.

Thereby, the Company considered the above date to be the returned date, according to the transitional measures of Article 47-2 of "Practical Guidelines of Accounting for Retirement Benefits (Interim Report)" of Accounting Committee Report No. 13 published by the JICPA and recognized the relinquishment of the obligations and the related pension fund assets. The amounts of pension fund assets to be returned were ¥ 9,602 million at end of the current interim period.

Reserve for directors' and corporate auditors' retirement

The Company provides a reserve for directors' and corporate auditors' retirement at 100% of estimated amounts payable at end of the current interim period according to the Company's bylaw.

d. Accounting for lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as that applied to ordinary operating leases.

e. Hedge accounting

1. Deferral hedge is adopted in hedge accounting.

   Designation transactions are applied to debts and credits in foreign currency which conform to the requirements of hedge accounting.

2. Hedge instruments are forward exchange contracts.

3. Hedge items are purchase transactions in foreign currencies.

4. The Company enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate and never makes use of them for the purpose of speculative transactions.

5. Assessment of the effectiveness of hedge accounting

   Control procedures of hedge transactions are executed according to the Company's bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

f. Accounting for consumption tax

Consumption taxes are recorded in separate accounts.

g. Tax effect accounting

The Company adopts a tax effect accounting, a so called the simple method that the Company rationally estimated an effective tax rate gotten by dividing yearly estimated tax expenses by yearly estimated net income before taxes, calculated by multiplying interim net income before taxes by the above tax rate, and as a result, tax adjustment amounts calculated like that are included in income taxes.

The amendment of portion of Local Tax Law (Cabinet Order No.9 promulgated on 2003) was officially announced on March 31, 2003.

Relating to the calculation of estimated effective tax rate, the statutory tax rate which is used to calculate long transitory differences decreased from 42.0% to 40.7%.

The effect which this change has on the current interim financial statement, is immaterial.

h. The Regulations concerning the Terminology, Forms and Preparation Methods of the Interim Financial Statements were revised, and consequently the shareholders' equity of interim balance sheet is complied in accordance with the revised regulations.

Additional information

The Company applied the Accounting Standard for Net Income per Share (Accounting Standard No.2) and the Guideline for Accounting Standard Application for Net Income per Share (Accounting Standard Application Guideline No.4).

The effect on net income per share is immaterial.

NOTES TO BALANCE SHEETS

	Millions of yen		
	May 31, 2003	May 31, 2002	November 30, 2002
(1) Accumulated depreciation of tangible fixed assets	83,345	79,137	81,029
(2) Contingent liabilities (guarantees)	3,524	3,193	3,051
(3) Treasury stock	2,284	1,229	2,272
(Including treasury stock for stock option granted)	2,252,940 shares	1,193,043 shares	2,240,487 shares

NOTES TO STATEMENTS OF INCOME

	Millions of yen		
	Interim period ended May 31, 2003	Interim period ended May 31, 2002	Year ended November 30, 2002
Details of extraordinary losses - other			
Allowance for doubtful accounts	-	-	451
Depreciation expense			
Tangible fixed assets	3,241	3,040	6,516
Intangible fixed assets	217	194	397
Long-term prepaid expenses	191	223	444

LEASE TRANSACTIONS

(1) Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees

Interim period ended May 31, 2003

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Tools, furniture and fixtures	2,429	1,679	750
Auto and transportation equipment	855	528	327
Computer software	160	86	74
Total	3,445	2,293	1,151

b. Future lease payments

Due within one year	¥ 628 million
Due over one year	¥ 540 million
Total	¥ 1,168 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 448 million
Depreciation expense	¥ 433 million
Estimated interest expense	¥ 11 million

d. Method of depreciation

Depreciation is calculated by the straight-line method considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Interim period ended May 31, 2002

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Tools, furniture and fixtures	2,348	1,268	1,079
Auto and transportation equipment	597	323	274
Computer software	132	57	75
Total	3,078	1,649	1,428

b. Future lease payments

Due within one year	¥ 716 million
Due over one year	¥ 745 million
Total	¥ 1,461 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 476 million
Depreciation expense	¥ 454 million
Estimated interest expense	¥ 20 million

d. Method of depreciation

Depreciation is calculated by the straight-line method considering lease period to be useful life and scrap value to be zero.

e. Calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

Year ended November 30, 2002

a. Estimated acquisition cost, accumulated depreciation and estimated value of lease properties

(Millions of yen)

	Estimated acquisition cost	Accumulated depreciation	Estimated value
Tools, furniture and fixtures	2,427	1,639	787
Auto and transportation equipment	917	520	396
Computer software	132	71	61
Total	3,477	2,231	1,246

b. Future lease payments

Due within one year	¥ 704 million
Due over one year	¥ 561 million
Total	¥ 1,265 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	¥ 888 million
Depreciation expense	¥ 855 million
Estimated interest expense	¥ 29 million

d. Method of depreciation

Depreciation is calculated by the straight-line method considering lease period to be useful life and scrap value to be zero.

e. The calculation method of estimated interest expense

Interest which is separated from the aggregate lease amounts, is calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interest is allocated to the respective fiscal years by the interest-method.

SECURITIES

Stocks of subsidiaries and affiliated companies with fair value

Interim period ended May 31, 2003

(Millions of yen)

Description	Book value	Fair value	Unrealized gain (loss)
Stocks of subsidiaries	3,719	6,655	2,936
Stocks of affiliated companies	290	941	650
Total	4,009	7,596	3,587

Interim period ended May 31, 2002

(Millions of yen)

Description	Book value	Fair value	Unrealized gain (loss)
Stocks of subsidiaries	3,719	6,215	2,495
Stocks of affiliated companies	290	859	569
Total	4,009	7,074	3,064

Year ended November 30, 2002

(Millions of yen)

Description	Book value	Fair value	Unrealized gain (loss)
Stocks of subsidiaries	3,719	6,118	2,399
Stocks of affiliated companies	290	806	515
Total	4,009	6,924	2,915

SIGNIFICANT SUBSEQUENT EVENT

None

Details of Sales

(Millions of yen)

	Interim period ended May 31, 2003		Interim period ended May 31, 2002		Year ended November 30,2002	
	Amount	Component ratio	Amount	Component ratio	Amount	Component ratio
		%		%		%
Mayonnaise and dressings	50,489	37.36	50,768	37.79	101,512	37.43
Canned and retort foods	26,025	19.26	25,734	19.16	50,937	18.78
Egg products	38,378	28.40	37,527	27.93	77,221	28.47
Healthcare products	6,306	4.67	6,958	5.18	13,340	4.92
Vegetables and salads	12,302	9.10	11,854	8.82	25,112	9.26
Rental of facilities	1,643	1.21	1,508	1.12	3,083	1.14
Total	135,145	100.00	134,351	100.00	271,208	100.00

FILE NO. 82-4750

(Translation)

July 10, 2003

Dear Sirs:

Name of the Company:	Q.P. CORPORATION
Name and Position of the Representative:	Gohsuke Ohyama President and Representative Director
(Code No. 2809; The first section of the Tokyo Stock Exchange)	
Person to Contact:	Katsuhiko Sasaki General Manager, General Affairs Dept. Tel. 03-3486-3331

Notice of Transfer of Business of Egg Products

Notice is hereby given that Q.P. Corporation (the "Company"), at the meeting of its Board of Directors held on July 10, 2003, adopted a resolution to transfer the sales business of egg products handled by its Egg Business Dept. to Q.P. Egg Corporation, a consolidated subsidiary of the Company, as of October 1, 2003, as described below:

Description

1. Reason for the transfer of business:

For 14 years since December 1988, when the Company acquired from Q.P. Egg Corporation the sales business of egg products, including liquid eggs and frozen eggs, the business has expanded steadily under the framework of cooperation of both companies.

However, for several years, the market of egg products has been changing rapidly. To respond to such change, the Company has judged that it is necessary to exert the collective strength of its egg business as a whole by reintegrating its disintegrated functions

and securing speedier decision-making and stronger price competitiveness and determined to transfer the business in question.

2. Details of the transfer of business:

(1) Business to be transferred:

Sales business of egg products (liquid eggs, frozen eggs, dried eggs and others) of the Company

(2) Operating performances of the business to be transferred for the fiscal year ended November 30, 2002 (Non-consolidated):

	Business of egg products (a)	Whole businesses of the Company (b)	Ratio (a/b)
Net sales	¥48,026 million	¥271,208 million	17.7%
Gross profit on sales	¥9,146 million	¥84,255 million	10.9%

(3) Items and amounts of assets to be transferred:

Inventory of products, merchandise, etc.: ¥2,668 million (as of May 31, 2003)

(4) Transfer price and the method of settlement:

The transfer price of the assets to be transferred shall be the book value recorded by the Company as of the date of the transfer and shall be paid as of a date to be agreed upon separately, which shall be within 60 days from the date of the transfer.

(5) Outline of the party to acquire the business:

(1) Trade name	Q.P. Egg Corporation
(2) Location of head office	5, Sengawa-cho 2-chome, Chofu-shi, Tokyo
(3) Date of incorporation	May 2, 1977
(4) Representative	Minoru Takahashi, President and Representative Director

(5)	Stated capital	¥200 million
(6)	Principal shareholder	Q.P. Corporation (shareholding ratio: 88%)
(7)	Main businesses	Manufacture and sale of liquid eggs, frozen eggs, etc.
(8)	Date of closing of accounts	September 30 of each year
(9)	Net sales	¥26,100 million (for the fiscal year ended September 30, 2002)
(10)	Employees	741 persons (as of March 31, 2003)

3. Schedule of the transfer of business:

July 10, 2003 (Thursday)	Resolution of the Board of Directors of the Company
July 10, 2003 (Thursday)	Conclusion of an agreement of the transfer of business
October 1, 2003 (Wednesday)	Date of the transfer of business

4. Effects of the transfer of business on operating performances:

The effects of the transfer of business on operating performances for the next fiscal year of the Company are expected to be a decrease of approximately ¥37.0 billion in net sales and a decrease of approximately ¥400 million to ¥500 million in operating income on a non-consolidated basis.

On a consolidated basis, the transfer of business, which is expected to have a certain effect on a medium-term basis through the integration of its manufacturing and sales functions as it will be transferred to its consolidated subsidiary, will have no significant effect on operating performances for the next fiscal year, including net sales and income.

- END -